SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 16, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated June 16, 2016: Resolutions of the Nokia Annual General Meeting 2016

Resolutions of the Nokia Annual General Meeting 2016

Nokia Corporation

Stock Exchange Release

June 16, 2016 at 18:25 (CET +1)

Resolutions of the Nokia Annual General Meeting 2016

Espoo, Finland -The Annual General Meeting (“AGM”) of Nokia Corporation was held on June 16, 2016 and adopted the following resolutions:

Dividend

The AGM resolved to distribute an ordinary dividend of EUR 0.16 per share for financial year 2015. In addition the AGM resolved to distribute a special dividend of EUR 0.10 per share. The ex-dividend date is at New York Stock Exchange on June 16, 2016 and at Nasdaq Helsinki and Euronext Paris on June 17, 2016. The dividend record date is on June 20, 2016 and the aggregate dividend is expected be paid on or about July 5, 2016.

Members of the Board of Directors and Board’s Committees elected

The AGM resolved to elect nine members to the Board of Directors of Nokia (“Board”). The following members of the Board were re-elected for a term ending at the close of the Annual General Meeting in 2017: Vivek Badrinath, Bruce Brown, Louis R. Hughes, Jean C. Monty, Elizabeth Nelson, Olivier Piou, Risto Siilasmaa and Kari Stadigh. Carla Smits-Nusteling was elected as new member of the Board for the same term. The résumés of the elected Board members are available at http://company.nokia.com/en/about-us/corporate-governance/board-of-directors/meet-the-board.

In an assembly meeting that took place after the AGM, the Board elected Risto Siilasmaa as Chair of the Board, and Olivier Piou as Vice Chair of the Board.

The Board also elected the members of the Board’s committees. Elizabeth Nelson was elected as Chair and Vivek Badrinath, Louis Hughes and Carla Smits-Nusteling as members of the Audit Committee. Bruce Brown was elected as Chair and Jean Monty, Olivier Piou and Kari Stadigh as members of the Personnel Committee. Risto Siilasmaa was elected as Chair and Bruce Brown, Olivier Piou and Kari Stadigh as members of the Corporate Governance and Nomination Committee.

The AGM resolved the following annual fees to be paid to the members of the Board for the term ending at the Annual General Meeting in 2017: EUR 440 000 for the Chair of the Board, EUR 185 000 for the Vice Chair of the Board and EUR 160 000 for each Board member. In addition, the AGM resolved that the Chairs of the Audit Committee and the Personnel Committee will each be paid an additional annual fee of EUR 30 000, and other members of the Audit Committee an additional annual fee of EUR 15 000 each. The AGM also resolved to pay a meeting fee of EUR 5 000 per meeting requiring intercontinental travel and EUR 2 000 per meeting requiring continental travel for Board and Committee meetings to all the other Board members except the Chair of the Board. The meeting fee would be paid for a maximum of seven meetings per term.

In addition, the AGM also resolved, in line with company’s Corporate Governance Guidelines, that approximately 40% of the remuneration will be paid in Nokia shares purchased from the market, or alternatively by using treasury shares held by the Company. The Board members shall retain until the end of their directorship such number of shares that corresponds to the number of shares they have received as Board remuneration during their first three years of service in the Board (the net amount received after deducting those shares needed to offset any costs relating to the acquisition of the shares, including taxes).

Other resolutions of the Annual General Meeting

The AGM re-elected PricewaterhouseCoopers Oy as the auditor for Nokia for the fiscal year 2016.

The AGM authorized the Board to resolve to repurchase a maximum of 575 million Nokia shares. The shares may be repurchased under the proposed authorization in order to optimize the capital structure of the Company, to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, or to be transferred for other purposes. The authorization is effective until December 16, 2017 and it terminated the corresponding repurchase authorization granted by the Annual General Meeting on May 5, 2015.

The AGM also resolved to authorize the Board to issue a maximum of 1 150 million shares through issuance of shares or special rights entitling to shares in one or more issues. The authorization may be used to develop the Company’s capital structure, diversify the shareholder base, finance or carry out acquisitions or other arrangements, settle the Company’s equity-based incentive plans, or for other purposes resolved by the Board. Under the authorization, the Board may issue new shares or shares held by the Company. The authorization includes the right for the Board to resolve on all the terms and conditions of the issuance of shares and special rights entitling to shares, including issuance of shares or special rights in deviation from the shareholders’ pre-emptive rights within the limits set by law. The authorization is effective until December 16, 2017 and it terminated the corresponding authorization granted by the Annual General Meeting on May 5, 2015. The authorization did not terminate the authorization by the Extraordinary General Meeting held on December 2, 2015 granted to the Board for issuance of shares in order to implement the combination of Nokia and Alcatel Lucent.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Nokia Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

ENQUIRIES

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries:
Nokia Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent announced on April 15, 2015 and closed in early 2016; B) our ability to squeeze out the remaining Alcatel Lucent shareholders in a timely manner or at all to achieve full ownership of Alcatel Lucent; C) expectations, plans or benefits related to our strategies and growth management; D) expectations, plans or benefits related to future performance of our businesses; E) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, including the expected characteristics, business, organizational structure, management and operations following the acquisition of Alcatel Lucent; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; H) timing of the deliveries of our products and services; I) expectations and targets regarding collaboration and partnering arrangements, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions; and L) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated business and operational benefits and synergies from the Alcatel Lucent transaction, including our ability to integrate Alcatel Lucent into our operations and within the timeframe targeted, and our ability to implement our organization and operational structure efficiently; 3) our ability to complete the purchases of the remaining outstanding Alcatel Lucent securities and realize the benefits of the public exchange offer for all outstanding Alcatel Lucent securities; 4) our dependence on general economic and market conditions and other developments in the economies where we operate; 5) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the telecommunications industry; 6) our exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 7) our ability to effectively and profitably compete and invest in new competitive high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 8) our dependence on a limited number of customers and large multi-year agreements; 9) Nokia Technologies’ ability to maintain and establish new sources of patent licensing income and IPR-related revenues, particularly in the smartphone market; 10) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 11) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties; 12) our reliance on third-party solutions for data storage and the distribution of products and services, which expose us to risks relating to security, regulation and cybersecurity breaches; 13) Nokia Technologies’ ability to generate net sales and profitability through licensing of the Nokia brand, the development and sales of products and services, as well as other business ventures which may not materialize as planned; 14) our exposure to legislative frameworks and jurisdictions that regulate fraud, economic trade sanctions and policies, and Alcatel Lucent’s previous and current involvement in anti-corruption allegations; 15) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 16) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 17) our ability to retain, motivate, develop and recruit appropriately skilled employees; 18) our ability to manage our manufacturing, service creation, delivery, logistics and supply chain processes, and the risk related to our geographically concentrated production sites; 19) the impact of unfavorable outcome of litigation, arbitration, agreement-related disputes or allegations of product liability associated with our businesses; 20) exchange rate fluctuations; 21) inefficiencies, breaches, malfunctions or disruptions of information technology systems; 22) our ability to optimize our capital structure as planned and re-establish our investment grade credit rating or otherwise improve our credit ratings; 23) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 24) our ability to achieve targeted benefits from or successfully implement planned transactions, as well as the liabilities related thereto; 25) our involvement in joint ventures and jointly-managed companies; 26) performance failures by our partners or failure to agree to partnering arrangements with third parties; 27) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent; 28) adverse developments with respect to customer financing or extended payment terms we provide to customers; 29) the carrying amount of our goodwill may not be recoverable; 30) risks related to undersea infrastructure; 31) unexpected liabilities with respect to pension plans, insurance matters and employees; and 32) unexpected liabilities or issues with respect to the acquisition of Alcatel Lucent, including pension, postretirement, health and life insurance and other employee liabilities or higher than expected transaction costs as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects-Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
Name: Riikka Tieaho
Title: Vice President, Corporate Legal